December 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	SU Group Holdings Ltd

Registration Statement on Form F-1

File No. 333-275705

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Benchmark Company, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:15 p.m. Eastern Time on December 29, 2023 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions, and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating underwriters that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

Very truly yours,

THE BENCHMARK COMPANY LLC

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	Head of Equity Capital Markets

[Signature Page to Acceleration Request]